DESERT HAWK GOLD CORP.
7723 North Morton Street
Spokane, WA   99208
 (509) 434-8161

January 24, 2011

H. Roger Schwall, Assistant Director
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Desert Hawk Gold Corp.
Registration Statement on Form S-1
File No. 333-169701
Request for Effectiveness

Dear Mr. Schwall:

Pursuant to Rule 461 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), Desert Hawk Gold Corp. (the “Company”) hereby requests that the registration statement of the Company on Form S-1 (Commission File No. 333-169701) be granted an effective date of January 26, 2011, 11:00 a.m. EST, or as soon thereafter as possible.  We request that we be notified of such effectiveness by a telephone call to Ronald N. Vance, Attorney at Law at (801) 446-8802 and that such effectiveness also be confirmed in writing and delivered by fax at (801) 446-8803.

This request for acceleration will acknowledge that the Company is aware of its obligations under the Act and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  The Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert E. Jorgensen

Robert E. Jorgensen, President